PrimeCare Systems, Inc

56 Harrison Street, Suite 501, New Rochelle, NY 10801

Tel. (914) 576-8457   Fax. (914) 576-7821

December 3, 2007

Untied States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, D.C. 20549-0406

Attention: Barbara C. Jacobs, Assistant Director

Re:

PrimeCare Systems, Inc. (File No. 333-137702), (the “Company”)

Amendment No.8 to Registration Statement on Form SB-2

Dear Ms. Jacobs:

The following are our responses to your comments in your letter dated October 24, 2007.

Comment

Note 4 - Software License Agreement and Deferred Income

1.

Your response to prior comment number 4 is not consistent with your response to comment number 13 issued in our letters dated May 1, 2007.  In this regard, your response to prior comment number 4 indicates that "[a]s development of Version 9 proceeded, the costs were capitalized pursuant to SFAS 86."  This is directly in conflict with your response to comment number 13 of our letter dated May 1, 2007 which states that the "cost of the development of software to enable the [translation] to Spanish was expensed as it incurred [and] since the development costs were not capitalized, the provisions of paragraph 73 of SOP 97-2 were not applicable."  Reconcile this contradiction between prior responses. If your reconciliation includes a conclusion that the development costs of software to enable the translation to Spanish were capitalized, explain in greater detail why the provisions of paragraph 73 of SOP 97-2 are not applicable.  Note that "special software" referred to in our prior comment number 4 was derived from your response to comment number 13 of our letter dated May 1,2007.

Response:

In clarification, we were referring to two different steps.  As we previously stated when Version 9 was conceptually planned and subsequently developed, it was designed to support an unlimited number of alternative languages and contained the mechanisms to do this.  During development, we validated our design for switching among different languages; for test purposes, we did trial translations of very small portions of the original English text into, among other languages, French, Spanish, Chinese, and Swahili.  As development of Version 9 proceeded, the costs were capitalized, pursuant to SFAS 86, as part of the development cost of Version 9.  All language text used in Version 9 is coded by phrase.  Every phrase is coded and in addition, each translation of the phrase includes a language identifier.  The phrase codes and language identifiers are assigned uniquely to each phrase by PrimeCare, and are proprietary to us.  For example, the code for the phrase, “Do you have the pain now?” might be 1006127, and the language identifier for English might be “1”, Spanish “2”, etc.  We maintain a private Web site which contains the text and phrases which are used in the Version 9 software along with their codes and language identifiers.  This Web site is not Version 9 and is not capable of performing any of the Version 9 processing to create a patient record.  This was developed during the Version 9 development and its costs were capitalized, pursuant to SFAS 86.  When an additional language is to be added, the person who is doing the translation is given a password to enable them to enter the Web site.  The translator enters the Web site and translates the text and phrases; the translation web site automatically assigns the same code to the translated phrase as was used for the English phrase, and adds the appropriate language identifier.  We periodically scan the translation Web site’s data base and incorporate the updated translations into the operating version of the software.  The cost of doing this is clerical, not material, and not developmental in nature, and therefore not capitalized, but rather written-off as incurred.  Our choice of words such as “the development of software” and “development cost” was perhaps poor and misleading.

2.

We note your response to prior comment number 5 and continue to believe that the updates, as defined in the Software License Agreement filed as Exhibit 10.1, are considered Postcontract Customer Support (PCS) under the guidance of paragraph 56 of SOP 97-2.  In this regard, the ''updates" are specifically defined in the Software License Agreement as "changes, additions and/or modifications to the medical content of the Software, which includes the patient questionnaires, physician reference materials, patient education materials, prescriptions and medications list and prescriptions and medications interaction data, as well as enhancements, improvements, and changes to the Software itself."  Further, your response states that "the changes in medical content are clerical in nature and are not changes in the software but rather changes in the information resident in the software."  It appears that these updates fall under the definition of PCS.  See the definition of PCS in the Glossary of SOP 97-2.  The definition states PCS includes activities to "keep the product updated with current information.  Those activities include routine changes and additions".  Therefore, since you are providing PCS over a ten year period, then the entire arrangement fee would be recognized ratably over the contractual PCS period as provided for in paragraph 58 of the SOP.

Response:

Apparently there is a misunderstanding.  Our 10 year contract is with Telemédica our distributor or sales agent.  Telemédica is not a user of our product.   However, we will recognize the $60,000 received from Telemédica, etal over ten years, the life of their license and have restated the financials to reflect this.

Note 7-Warrants

3.

We note your response to prior comment number 7 as well as your responses on this issue in prior response letters and we believe that the quoted market price of OCGT at the date of grant (i.e., November 17, 2005) should be used to determine the fair value of underlying shares of common stock. The fair value of the warrants should include the "share price" and the "current price of the underlying share."  Refer to paragraphs 16 and Al 8(c) of SFAS 123(R). Therefore, since you have a quoted market price for your shares, the share price for OCGT should be used.  Since you were the only business of OCGT as of November 17, 2005, the quoted market price on the grant date should be used to fair value the warrants.  In addition, be advised that you would satisfy the definition of a public entity under SFAS 123(R) and would not be able to use the minimum value method. See paragraph El of SFAS 123 (R).

Response:  The warrants were re-valued as of their date of issue using the closing price of OCGT.  The financial statements have been restated to reflect this.

After review, please advise if you agree that our responses adequately comply with disclosure requirements and advise us of the steps we should take.

Very truly yours,

PrimeCare Systems, Inc.

By: /s/Edward C. Levine

Edward C. Levine,

Board Chairman